UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

    ATS Corporation

(Name of Issuer)

    Common Stock, par value $0.0001 per share

(Title of Class of Securities)

    00211E104

(CUSIP Number)

    Chris Kuchanny

Chairman

Osmium Special Situations Fund Ltd

Canon’s Court,

22 Victoria Street,

Hamilton, HM 11,

Bermuda

(441) 296 7130

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    February 3, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP NO. 00211E104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Osmium Special Situations Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,106,103
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,106,103
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,106,103
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.03%
14.	Type of Reporting Person (See Instructions) IV

CUSIP NO. 00211E104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Osmium Capital Management Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,106,103
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,106,103
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,106,103
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.03%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 00211E104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chris Kuchanny
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,106,103
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,106,103
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,106,103
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.03%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) of ATS Corporation, a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 7925 Jones Branch Drive, McLean, Virginia 22102.

Item 2.	Identity and Background

(a-f) This Schedule 13D is being filed by Osmium Special Situations Fund Ltd (the “Fund”), Osmium Capital Management Ltd (“Osmium”), and Chris Kuchanny (“Mr. Kuchanny” and together with Osmium and the Fund, the “Reporting Persons”).

Mr. Kuchanny, a citizen of the United Kingdom, has a business address of Canon’s Court, 22 Victoria Street, Hamilton, HM 11, Bermuda. His principal occupation is chairman and chief investment officer of Osmium.

Osmium is a Bermuda exempted limited liability company which has its principal office at Canon’s Court, 22 Victoria Street, Hamilton, HM 11, Bermuda. The principal business of Osmium is to serve as investment manager to the Fund and to control the investing and trading in securities of the Fund. The principal business of the Fund is to invest and trade in securities.

During the past five years, none of the Reporting Persons have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the funds used by the Fund to make all purchases of shares of Common Stock was the working capital of the Fund.

Item 4.	Purpose of Transaction

On February 3, 2010, the Fund sent certain written materials (“Nomination Materials”) to the Issuer, which materials comprised a letter and certain other documents necessary, pursuant to the Issuer’s by-laws, to nominate individuals for election to the Issuer’s board of directors (the “Board”). In the Nomination Materials, the Fund formally nominated three individuals (the “Nominees”) for the Board to consider, and requested that the Board select two of these individuals for election to the Board.

The Reporting Persons believe that the Nominees’ respective backgrounds of executive-level public and private sector experience would be beneficial to the Board and relevant to both the tactical and strategic initiatives that the Issuer presently faces. The Nominees are independent of the Reporting Persons and intend to work collaboratively with the Board.

The Reporting Persons believe that the Issuer’s present market capitalization does not accurately reflect the underlying value of the Issuer’s U.S. federal service business, industry-leading margins and prospective contract opportunities. The Reporting Persons intend to work with the Board, management, shareholders and others to maximize value for all stakeholders.

Osmium effected the acquisition of the shares of Common Stock on behalf of the Fund for investment purposes, may effect purchases or sales of the Issuer’s stock at its discretion, and presently intends to contact members of the Issuer’s Board or management from time to time to discuss shareholder matters. Osmium may take such actions from time to time as it deems necessary or appropriate to maximize the value of the Fund’s investment in the Issuer’s securities, including communication with other shareholders, industry participants and other interested parties concerning the Issuer. Osmium intends to review continuously the Fund’s investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, Osmium may cause the sale of all or part of the shares of Common Stock held by the Fund, or may cause the purchase of additional securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a and b) As of the date of this Schedule 13D, the Fund beneficially owns an aggregate of 4,106,103 shares of Common Stock (the “Shares”). Osmium and the Fund share investment power and voting power with respect to the Shares. Mr. Kuchanny, who serves as the control person of Osmium, shares investment power and voting power with respect to the Shares reported by Osmium and the Fund. The holdings of the Fund represent 18.03% of Issuer’s total outstanding Common Stock.

(c) During the past sixty days, Osmium, on behalf of the Fund, effected the following purchases of shares of Common Stock in the open market:

Date	Net Price	Quantity
8-Dec-09	$2.3866	7,000
17-Dec-09	$2.3810	30,000
18-Dec-09	$2.4162	1,000
4-Jan-10	$2.4244	2,800
5-Jan-10	$2.4268	52,330
6-Jan-10	$2.5901	10,500
7-Jan-10	$2.5704	20,300
15-Jan-10	$2.6319	14,700
19-Jan-10	$2.6513	7,000
2-Feb-10	$2.5556	700

(d) Other than the Fund, which directly holds the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

By virtue of the relationship between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, Osmium and Mr. Kuchanny expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Fund and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that either of Osmium or Mr. Kuchanny is a beneficial owner of any such shares.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement

2. Nomination Materials

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2010	Osmium Special Situations Fund Ltd

/s/ Chris Kuchanny
	Name:	Chris Kuchanny
	Title:	Chairman

Osmium Capital Management Ltd

/s/ Chris Kuchanny
	Name:	Chris Kuchanny
	Title:	Chairman & CEO

/s/ Chris Kuchanny
	Name:	Chris Kuchanny